UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six-month period ended Mar 31, 2026

Commission File Number: 001-39904

HUADI INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

No. 1688 Tianzhong Street, Longwan District,
Wenzhou, Zhejiang Province
People’s Republic of China 325025
Tel: +86-057786598888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

A copy of the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended March 31, 2026 and 2025 is furnished as Exhibit 99.1, and a copy of the Interim Financial Statements is furnished as Exhibit 99.2 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended March 31, 2026 and 2025
99.2	Consolidated Financial Statements for the Six Months ended March 31, 2026 and 2025 (Unaudited)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2026	Huadi International Group Co., Ltd.

	By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

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